NACCO Industries, Inc.
Charles A. Bittenbender
Vice President, General Counsel
and Secretary
March 22, 2010
Via EDGAR CORRESPONDENCE
Mary Beth Breslin
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	NACCO Industries, Inc. Post-Effective Amendment No. 6 to Registration Statement on Form S-4 File No. 333-121996 Filed March 3, 2010
Dear Ms. Breslin:
          This letter is submitted on behalf of NACCO Industries, Inc. (the “Company”) in response to the comment letter, dated March 12, 2010 (the “Comment Letter”), by the staff of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s Post-Effective Amendment No. 6 to Registration Statement on Form S-4 (File No. 333-121996) filed with the Commission on March 3, 2010.
          The Company’s response to the comment raised by the staff in the Comment Letter is set forth below. For the convenience of the staff, we have repeated the staff’s comment before the response.
Incorporation of Certain Documents by Reference, page 2
1.	Comment: We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended December 31, 2009 into this post-effective amendment. We also note that the information required by Part III of Form 10-K was not provided in that filing, but will be incorporated by reference from your proxy statement. Before this post-effective amendment is declared effective, you should either (1) file your definitive proxy statement with all required information; or (2) include in your Form 10-K the information required by Part III. Refer to Question 123.01 of our Securities Act Forms, Compliance &
5875 Landerbrook Drive, Suite 300 • Cleveland, Ohio 44124 • Telephone 440-449-9690 • Fax 440-449-9561 • cab@naccoind.com

Mary Beth Breslin
March 22, 2010
Page Two
Disclosure Interpretations, available on our web site at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: The Company intends to file its definitive proxy materials on or before April 30, 2010. After the Company has filed its definitive proxy materials, it will submit a request to the Commission for its Post-Effective Amendment No. 6 to Registration Statement on Form S-4, filed with the Commission on March 3, 2010 (File No. 333-121996), to be declared effective.
* * * * * *
          In connection with the Company’s response to the staff’s comment, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact me or Thomas C. Daniels at (216) 586-7017 if you have any further questions or comments.

Very truly yours,
/s/ Charles A. Bittenbender
Charles A. Bittenbender

cc: Thomas C. Daniels, Esq.
5875 Landerbrook Drive, Suite 300 • Cleveland, Ohio 44124 • Telephone 440-449-9690 • Fax 440-449-9561 • cab@naccoind.com